October 14, 2016

VIA EDGAR TRANSMISSION

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Atento S.A. Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 18, 2016 File No. 001-36671

Dear Mr. Pacho:

Atento S.A. (the “Company”) hereby submits this response to the comment letter dated September 16, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 20-F. For your convenience, we have restated below the Staff’s comment in bold, followed by the Company’s response.

Item 3. Key Information

A. Selected Financial Data

Adjusted Earnings in Consolidated Income Statements, pages 15 and 16

Your tabular presentations of “Adjusted Earnings” attach undue prominence to the non-GAAP information. Please revise your presentation to comply with Item 10(e) (1) (i) (A) of Regulation S-K to eliminate the full non-GAAP income statements. For additional guidance, refer to Question 102.10 of the updated Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management has reviewed the Company’s disclosure policies as well as the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued by the Commission on May 17, 2016. As a result of this review, the Company will revise its disclosure in future filings to eliminate the full non-GAAP income statements and as such it will no longer present “Adjusted Earnings in Consolidated Income Statements” in tabular format.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Mauricio Teles Montilha

Mauricio Teles Montilha

Chief Financial Officer

Atento S.A.

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